

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2014

Via E-mail
Mr. Tal Gilat
President and Chief Executive Officer
Inksure Technologies Inc.
18 East 16th Street, Suite 307
New York, New York 10003

>   **Re: Inksure Technologies Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 22, 2013**
>   **File No. 000-24431**

Dear Mr. Gilat:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Craig Slivka, for
>
>   Pamela Long
>   Assistant Director

Cc: Via E-mail
        Charles E. Chambers, Jr., Esq.
        Tomer Assis